September 12, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Global High Income Fund

Registration Statement on Form N-14

(File No. 333-198062)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of September 16, 2014, or as soon thereafter as practicable.

[The remainder of this page has been intentionally left blank.]

Sincerely,

NUVEEN GLOBAL HIGH INCOME FUND

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary

Nuveen Global High Income Fund – Acceleration Request Letter